Filed Pursuant to Rule 253(g)(2)

File No. 024-11000

Fundrise Growth eREIT V, LLC

SUPPLEMENT NO. 2 DATED JANUARY 6, 2020
TO THE OFFERING CIRCULAR DATED OCTOBER 4, 2019

This document supplements, and should be read in conjunction with, the offering circular of Fundrise Growth eREIT V, LLC (“we”, “our” or “us”), dated October 4, 2019 and filed by us with the Securities and Exchange Commission (the “Commission”) on October 7, 2019 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose:

•	Asset acquisition.

Asset Acquisition

B19 Controlled Subsidiary – Landover, MD

On December 26, 2019, we directly acquired ownership of a “wholly-owned subsidiary”, B19 (the “B19 Controlled Subsidiary”), for an initial purchase price of approximately $6,336,000, which is the initial stated value of our equity interest in the B19 Controlled Subsidiary (the “B19 Investment”). The B19 Controlled Subsidiary used the proceeds to close on the acquisition of vacant land totaling approximately 965,000 square feet (the “B19 Property”). The closing of both the B19 Investment and the B19 Property occurred concurrently.

The B19 Controlled Subsidiary is managed by us.

Pursuant to the agreements governing the B19 Investment (the “B19 Operative Agreements”), we have full authority for the management of the B19 Controlled Subsidiary, including the B19 Property. In addition, an affiliate of our sponsor earned an acquisition fee of approximately 1.0% of the B19 Investment, paid directly by the B19 Controlled Subsidiary.

The B19 Property was acquired for a purchase price of approximately $6,336,000, which includes the acquisition fee of approximately $61,500. We anticipate incurring soft costs over the next one to two years to entitle the B19 Property for approximately 240 multifamily units. Additional soft costs are expected to follow entitlements during the lease-up period following construction. Total soft costs are estimated to be approximately $11,800,000 for the project. Approximately $41,000,000 of hard costs are anticipated; however, there can be no guarantee that such results will be achieved. This brings the total estimated project cost to approximately $59,000,000, including the purchase price. No financing was used for the acquisition of the B19 Property; however, construction financing was assumed during underwriting of the project.

The B19 Property is approximately 22 acres of unimproved land located in the 20785 zip code of Landover, M.D. Prince George’s County is the second largest county within Maryland and a core part of the Washington, D.C. metropolitan area. The B19 Property is approximately 12 miles from central Washington, D.C., 3 miles from two separate Washington Metro lines, and 1.5 - 2.0 miles from nearby retail and grocery options. The B19 Property is located directly within the I-495 Beltway, allowing for convenient access across the metropolitan area.

The following table contains performance assumptions and projections. Individual assumptions and projected returns are presented at the asset level. All of the values in the table below are projections and assumptions that we believe to be reasonable; however, there can be no guarantee that such results will be achieved.

Asset Name	Projected Returns	Total Projected Development Hard Costs	Total Projected Soft / Other Costs	Estimated Base Year Rents per Unit	Projected Average Annual Rent Growth	Projected Average Annual Expense Growth	Projected Exit Cap Rate	Projected Hold Period
B19	8.8% - 13.8%	$41,000,000	$11,800,000	$1,830 - $1,890	3.0%	3.0%	5.5%	10 years

Please note that past performance is not indicative of future results, and these asset performance projections may not reflect actual future performance. Any projections on the future returns of any of our assets may not prove to be accurate and are highly dependent on the assumptions described above. Investing in Fundrise Growth eREIT V, LLC is an inherently risky investment that may result in total or partial loss of investment to investors.

We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.